Free Writing Prospectus to Preliminary Pricing Supplement No. 8,271

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 29, 2025; Filed pursuant to Rule 433

Morgan Stanley

Accelerated Return Securities due May 9, 2030 Based on the Value of the Bloomberg Commodity IndexSM

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	May 9, 2030
Underlying commodity index:	Bloomberg Commodity IndexSM
Payment at maturity per security:

●If the final index value is greater than the initial index value:

$1,000 + the greater of (i) upside payment and (ii) the stated principal amount × index percent increase × leverage factor

●If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%:

$1,000

●If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%:

($1,000 × the index performance factor) + $200

Under these circumstances, this amount will be less than the stated principal amount of $1,000. However, under no circumstances will the securities pay less than $200 per security at maturity.

Upside payment:	$100 per security (10% of the stated principal amount)
Leverage factor:	125%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying commodity index on the pricing date, subject to adjustment for non-index business days and certain market disruption events
Final index value:	The official settlement price of the underlying commodity index on the valuation date
Valuation date:	May 6, 2030, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	20%
Minimum payment at maturity:	$200 per security (20% of the stated principal amount)
Index performance factor:	final index value / initial index value
Stated principal amount / issue price:	$1,000 per security
Pricing date:	May 5, 2025
Original issue date:	May 8, 2025 (3 business days after the pricing date)

1All payments are subject to our credit risk

Summary Terms (cont.)
CUSIP / ISIN:	61774FMZ2 / US61774FMZ26
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225024906/ms8271_424b2-13424.htm

Hypothetical Payout at Maturity1

The Underlying Commodity Index
The Securities
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Payment at Maturity on the Securities
Stated Principal Amount + Upside Payment
$1,000 Stated Principal Amount
Buffer Zone
$200 Minimum Payment at Maturity
-100%
-80%
-60%
-40%
-20%
0%
10%
20%
40%
60%
80%
100%
Percentage Change in the Final Index Value

Change in Underlying Commodity Index	Return on Securities
+50%	62.50%
+40%	50.00%
+30%	37.50%
+20%	25.00%
+10%	10.00%
+5%	10.00%
0%	0.00%
-10%	0.00%
-20%	0.00%
-30%	-10.00%
-40%	-20.00%
-50%	-30.00%
-60%	-40.00%
-70%	-50.00%
-80%	-60.00%
-90%	-70.00%
-100%	-80.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity Index

For more information about the underlying commodity index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not pay interest and provide a minimum payment at maturity of only 20% of your principal.

●The market price of the securities will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the securities is not linked to the value of the underlying commodity index at any time other than the valuation date.

●Investing in the securities is not equivalent to investing in the underlying commodity index or in futures contracts underlying the underlying commodity index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $940.40 per security, or within $40.40 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire term of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Commodity Index

●Investments linked to commodities are subject to sharp fluctuations in commodity prices.

●An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.

●Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying commodity index and the value of the securities.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities.

●Legal and regulatory changes could adversely affect the return on and value of your securities.

●Adjustments to the underlying commodity index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.